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                                SUPPLEMENT NO. 1
                               DATED JULY 8, 1999
                       TO THE PROSPECTUS DATED MAY 1, 1999
                        FOR THE TIAA REAL ESTATE ACCOUNT

THE FOLLOWING DESCRIBES A RECENT PROPERTY PURCHASE BY THE REAL ESTATE ACCOUNT AND SUPPLEMENTS THE INFORMATION SET FORTH IN THE "DESCRIPTION OF PROPERTIES" SECTION OF THE PROSPECTUS.

     On July 8, 1999, the TIAA Real Estate Account purchased a 50-story office building located at 780 Third Avenue in New York, New York (midtown Manhattan), for a purchase price of approximately $161,000,000. The property is not subject to a mortgage.

     780 Third Avenue was built in 1984, and contains approximately 487,501 rentable square feet. It features a polished granite exterior and attractive plaza area. The building is approximately 94% leased to various tenants, with rents averaging $42 per square foot. Recently signed leases at the property have commanded significantly higher rents, reflecting the strong real estate market in midtown Manhattan. No tenant occupies more than 4% of building space. Although the terms vary under each lease, most of the expenses for operating the property are either borne or reimbursed by the tenants.

     As of the date of this supplement, the acquisition represented approximately 11% of the Account's total net assets and just over 15% of its real estate assets.